Zerify, Inc.

EXPLANATORY NOTE

This Supplement No. 1 to the December 31, 2022 Qualified Offering Circular (File No. 024-12026) replaces the Company’s filing at the following link to change the SEC coding of the filing to the SEC Rule 253(g)(2) Form Type pursuant to Rule 253g2 of the Securities Act of 1933, as amended:

https://www.sec.gov/Archives/edgar/data/1285543/000147793223003031/zrfy_suppl.htm

Supplement No. 1

to the Qualified Offering Circular

(File No. 024-12026) as amended

Qualified on December 21, 2022

Supplement Dated: May 2, 2023

This Supplement No. 1 dated May 2, 2023 to the Offering Circular qualified on December 21, 2022 (the “Supplement”) supplements the offering circular of Zerify, Inc. (the “Company,” “we,” “us,” or “our”) dated December 21, 2022, as supplemented and amended from time to time (the “Offering Circular”). The December 21, 2022 Offering Circular is referred to herein as the “Qualified Offering”. This Supplement is incorporated by reference to the Qualified Offering and should be read in conjunction with the Qualified Offering; as such, the Supplement is part of the Qualified Offering and is combined with the Qualified Offering. Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the change in the Unit Offering Price and Per Share Offering Price.

The Information Changed by this Supplement

(Change in Unit Price and Per Share Price)

On May 02, 2023, we elected to affect the Qualified Offering of December 21, 2022 by: (a) reducing the Per Unit Price from $0.0225 to $0.018; and (b) reducing the per share price of each of the 5 shares from $0.0045 to $0.0036 that comprise each 1 Unit. The warrant that is also a part of each Unit as previously disclosed in the Qualified Offering remains with a $0.02 cent exercise price. The Unit Price and the Per Share Price are being made pursuant to Rule 253(g)(2) of the Securities Act of 1933, as amended (the “Securities Act’), which allows an up to 20% price change in a qualified offering statement. The immediately above Unit Price and Per Share Price changes should be used and read in conjunction with the disclosure of the entire Qualified Offering Statement as contained in the Qualified Offering Statement at the following link:

https://www.sec.gov/Archives/edgar/data/1285543/000147793222009483/sfor_253g2.htm

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

A Qualified Offering and this Supplement, both pursuant to Regulation A, relating to these securities was filed with the Securities and Exchange Commission on December 21, 2022 and May 2, 2023, respectively. These securities may be sold and/or offers to buy accepted because the Commission has qualified the Offering and the Supplement is in conformity with Securities Act Rule 253(g)(2). This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained. Under Rule 253(g)(2) and other applicable rules, laws, or regulations, this offering statement may be supplemented (changed by supplement) amended or otherwise adjusted.

Item 3. Risk Factors

These are speculative securities. Investment in the Securities involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section beginning on page 14 of the Qualified Offering.

Qualified Offering Update

This Supplement is not complete without, and may not be delivered or used except in connection with the Qualified Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above regarding the decrease in the Unit and Share Price. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the securities are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission and the Offering Statement has been qualified by the Commission as of December 21, 2022. Information contained in this Qualified Offering Statement has been approved for distribution to and consideration by any authorized Investor. This Company’s securities may now be sold and offers to buy be accepted as this statement filed with the Commission has been qualified.

This Offering Circular reflects an offer to sell or the solicitation of an offer to buy securities, but does not indicate the offer in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We elect to satisfy our obligation to deliver a Final Qualified Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement may be obtained. It is our obligation to provide the Qualified Offering Statement 48 hours before any sale shall commence.

s/s Mark L Kay

Mark L Kay - Chief Executive Officer

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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